Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, CHINA, February 22, 2023 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	Total revenues were RMB7.6 billion (US$1.1 billion1), increasing 3% year over year.

•

Operating income was RMB783.6 million (US$113.6 million) and operating income margin was 10%, compared to operating loss of RMB975.2 million and operating loss margin of 13% in the same period in 2021.

•

Non-GAAP operating income[2] was RMB978.7 million (US$141.9 million) and non-GAAP operating income margin was 13%, compared to non-GAAP operating loss of RMB515.5 million and non-GAAP operating loss margin of 7% in the same period in 2021.

•	Net income attributable to iQIYI was RMB304.3 million (US$44.1 million), compared to net loss attributable to iQIYI of RMB1.8 billion in the same period in 2021.

•	Non-GAAP net income attributable to iQIYI[2] was RMB856.4 million (US$124.2 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.0 billion in the same period in 2021.

Fiscal Year 2022 Highlights

•	Total revenues were RMB29.0 billion (US$4.2 billion), representing a 5% decrease from 2021.

•	Operating income was RMB1.3 billion (US$190.3 million) and operating income margin was 5%, compared to operating loss of RMB4.5 billion and operating loss margin of 15% in 2021.

•

Non-GAAP operating income was RMB2.2 billion (US$315.1 million) and non-GAAP operating income margin was 7%, compared to non-GAAP operating loss of RMB3.0 billion and non-GAAP operating loss margin of 10% in 2021.

•	Net loss attributable to iQIYI was RMB136.2 million (US$19.7 million), compared to net loss attributable to iQIYI of RMB6.2 billion in 2021.

•	Non-GAAP net income attributable to iQIYI was RMB1.3 billion (US$186.2 million), compared to non-GAAP net loss attributable to iQIYI of RMB4.5 billion in 2021.

“We wrapped up a remarkable year of turnaround with outstanding performance in the fourth quarter. Our drama market share reached historical high, according to Enlightent, so were our membership revenues, operating profits, operating cash flow and free cash flow. We recorded over 10 million net subscriber additions in Q4.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “The success of the quarter was driven by our original blockbusters. Looking forward, we will continue to focus on our original content strategy to deliver high-quality growth, and to create more value for our stakeholders.”

“Q4 was a record-setting quarter for us across various aspects. Our operating margin continued to expand for the fifth consecutive quarter and we have been generating positive operating cash flow for three consecutive quarters.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “In the past 12 months, we completed three rounds of capital raising to remove debt overhang. With a healthier balance sheet and a cash generating business, the management team can focus on delivering high-quality growth over the next few years.”

Fourth Quarter and Fiscal Year 2022 Financial Highlights

	Three Months Ended			Year Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2022
	RMB	RMB	RMB	RMB	RMB
Total revenues	7,388,558	7,471,081	7,592,859	30,554,359	28,997,548
Operating (loss)/income	(975,227)	309,665	783,556	(4,479,207)	1,312,421
Operating (loss)/income (non-GAAP)	(515,539)	524,347	978,681	(3,026,073)	2,173,389
Net (loss)/income attributable to iQIYI, Inc.	(1,775,787)	(395,569)	304,259	(6,169,584)	(136,212)
Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,001,851)	187,207	856,374	(4,487,079)	1,284,023
Diluted net (loss)/income per ADS	(2.24)	(0.46)	0.35	(7.77)	(0.16)
Diluted net (loss)/income per ADS (non-GAAP)[2]	(1.26)	0.21	0.98	(5.65)	1.49

Fourth Quarter 2022 Other Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 111.6 million, compared to 97.0 million for the same period in 2021 and 101.0 million for the third quarter in 2022. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 110.9 million, compared to 96.4 million for the same period in 2021 and 100.2 million for the third quarter in 2022.

•	The monthly average revenue per membership (ARM5) for the quarter was RMB14.17, compared to RMB14.16 for the same period in 2021 and RMB13.90 for the third quarter in 2022.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.8972 as of December 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Fourth Quarter 2022 Financial Results

Total revenues reached RMB7.6 billion (US$1.1 billion), increasing 3% year over year.

Membership services revenue was RMB4.7 billion (US$687.8 million), increasing 15% year over year. The increase was primarily driven by a series of premium content we launched during the quarter, resulting in the number of total subscribing members to grow from 106.2 million as of September 30, 2022 to 119.7 million as of December 31, 2022.

Online advertising services revenue was RMB1.6 billion (US$225.2 million), decreasing 7% year over year, primarily due to the challenging macroeconomic environment.

Content distribution revenue was RMB634.7 million (US$92.0 million), decreasing 17% year over year, primarily due to the decrease in the number of barter transactions, partially offset by the increase of cash transactions.

Other revenues were RMB661.1 million (US$95.9 million), decreasing 21% year over year, primarily due to the adjustment in business operation model of certain business line and the soft performance of various business lines, partially offset by the revenue derived from the third-party cooperation.

Cost of revenues was RMB5.4 billion (US$783.3 million), decreasing 17% year over year, primarily due to lower content costs during the quarter. Content costs as a component of cost of revenues were RMB3.9 billion (US$569.3 million), decreasing 19% year over year. The decrease in content cost was driven by our improvement in content strategy and improvement in operating efficiency.

Selling, general and administrative expenses were RMB940.9 million (US$136.4 million), decreasing 14% year over year, primarily due to the decrease in personnel-related compensation expenses, the non-recurring employee severance costs in the fourth quarter of 2021 associated with the optimization of our organizational structure, as well as the decrease in share-based compensation.

Research and development expenses were RMB466.2 million (US$67.6 million), decreasing 39% year over year, primarily due to the decrease of personnel-related compensation expenses, the non-recurring employee severance costs in the fourth quarter of 2021 associated with the optimization of our organizational structure, as well as the decrease in share-based compensation.

Operating income was RMB783.6 million (US$113.6 million), compared to operating loss of RMB975.2 million in the same period in 2021. Operating income margin was 10%, compared to operating loss margin of 13% in the same period in 2021. Non-GAAP operating income was RMB978.7 million (US$141.9 million) and non-GAAP operating income margin was 13%, compared to non-GAAP operating loss of RMB515.5 million and non-GAAP operating loss margin of 7% in the same period in 2021.

Total other expense was RMB490.5 million (US$71.1 million), compared to total other expense of RMB753.4 million during the same period of 2021. The year over year decrease was a combined result of decreased loss derived from equity investees, and lower interest expenses mainly due to the adoption of ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity and less principal amount of convertible bond, partially offset by the increase in the impairment provision from selected investee companies.

Income before income taxes was RMB293.1 million (US$42.5 million), compared to loss before income taxes of RMB1.7 billion in the same period in 2021.

Income tax benefit was RMB11.6 million (US$1.7 million), compared to income tax expense of RMB36.5 million in the same period in 2021.

Net income attributable to iQIYI was RMB304.3 million (US$44.1 million), compared to net loss attributable to iQIYI of RMB1.8 billion in the same period in 2021. Diluted net income attributable to iQIYI per ADS was RMB0.35 (US$0.05) for the fourth quarter of 2022, compared to diluted net loss attributable to iQIYI per ADS of RMB2.24 in the same period of 2021. Non-GAAP net income attributable to iQIYI was RMB856.4 million (US$124.2 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.0 billion in the same period in 2021. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.98 (US$0.14), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB1.26 in the same period of 2021.

As of December 31, 2022, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB8.7 billion (US$1.3 billion).

Fiscal Year 2022 Financial Results

Total revenues were RMB29.0 billion (US$4.2 billion), representing a 5% decrease from 2021.

Membership services revenue was RMB17.7 billion (US$2.6 billion), representing a 6% increase from 2021, driven by the growth in ARM and the number of subscribing members, as we launched a variety of premium content and continued to refine operations to improve monetization capabilities.

Online advertising services revenue was RMB5.3 billion (US$773.0 million), representing a 25% decrease from 2021. The decrease was primarily due to the challenging macroeconomic environment.

Content distribution revenue was RMB2.5 billion (US$358.1 million), representing a 14% decrease from 2021, primarily due to the decrease in barter transactions.

Other revenues were RMB3.5 billion (US$505.3 million), representing a 11% decrease from 2021. The decrease was primarily due to the soft performance of various business lines and the adjustment in business operation model of certain business line, partially offset by the revenue derived from third-party cooperation.

Cost of revenues was RMB22.3 billion (US$3.2 billion), representing a 19% decrease from 2021, primarily due to the decrease of content cost. Content costs as a component of cost of revenues were RMB16.5 billion (US$2.4 billion), representing a 20% decrease from 2021. The decrease in content cost was driven by our improvement in content strategy and operating efficiency.

Selling, general and administrative expenses were RMB3.5 billion (US$502.6 million), representing a 27% decrease from 2021. The decrease was primarily due to disciplined marketing spending, and decline in personnel-related compensation expenses and share-based compensation.

Research and development expenses were RMB1.9 billion (US$275.4 million), representing a 32% decrease from 2021. The decrease was primarily due to the decline of personnel-related compensation expenses.

Operating income was RMB1.3 billion (US$190.3 million), compared to operating loss of RMB4.5 billion in 2021. Operating income margin was 5%, compared to operating loss margin of 15% in 2021. Non-GAAP operating income was RMB2.2 billion (US$315.1 million) and non-GAAP operating income margin was 7%, compared to non-GAAP operating loss of RMB3.0 billion and non-GAAP operating loss margin of 10% in 2021.

Total other expense was RMB1.3 billion (US$195.2 million), compared to total other expense of RMB1.5 billion in 2021. The year-over-year variance was a combined result of decreased loss derived from equity investees, and lower interest expenses due to the adoption of ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity and less principal amount of convertible bond, partially offset by the increase in the impairment provision from selected investee companies and the foreign exchange loss driven by the appreciation of U.S. dollar against Renminbi.

Loss before income taxes was RMB33.8 million (US$4.9 million), compared to loss before income taxes of RMB6.0 billion in 2021.

Income tax expense was RMB84.0 million (US$12.2 million), compared to income tax expense of RMB96.5 million in 2021.

Net loss attributable to iQIYI was RMB136.2 million (US$19.7 million), compared to net loss attributable to iQIYI of RMB6.2 billion in 2021. Diluted net loss attributable to iQIYI per ADS was RMB0.16 (US$0.02) for 2022, compared to diluted net loss attributable to iQIYI per ADS of RMB7.77 in 2021. Non-GAAP net income attributable to iQIYI was RMB1.3 billion (US$186.2 million), compared to non-GAAP net loss attributable to iQIYI of RMB4.5 billion in 2021. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB1.49 (US$0.22), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB5.65 in 2021.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on February 22, 2023, U.S. Eastern Time (7:30 PM on February 22, 2023, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10028713-qts6fe.html

It will automatically direct you to the registration page of “iQIYI Fourth Quarter and Fiscal Year 2022 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through March 1, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in: +1 855 883 1031

Passcode: 10028713

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating (loss)/income, non-GAAP operating (loss)/income margin, non-GAAP net (loss)/income attributable to iQIYI, non-GAAP diluted net (loss)/income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating (loss)/income represents operating (loss)/income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and non-recurring employee severance costs.

Non-GAAP net (loss)/income attributable to iQIYI, Inc. represents net loss attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net (loss)/income per ADS represents diluted net (loss)/income per ADS calculated by dividing non-GAAP net (loss)/income attributable to iQIYI, Inc, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of (Loss)/income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Revenues:
Membership services	4,120,689	4,210,722	4,743,562	16,713,664	17,710,830
Online advertising services	1,664,502	1,247,114	1,553,475	7,066,751	5,331,697
Content distribution	761,519	729,698	634,696	2,855,602	2,469,771
Others	841,848	1,283,547	661,126	3,918,342	3,485,250

Total revenues	7,388,558	7,471,081	7,592,859	30,554,359	28,997,548

Operating costs and expenses:
Cost of revenues	(6,507,554)	(5,705,260)	(5,402,243)	(27,513,497)	(22,319,315)
Selling, general and administrative	(1,093,088)	(980,293)	(940,903)	(4,725,142)	(3,466,579)
Research and development	(763,143)	(475,863)	(466,157)	(2,794,927)	(1,899,233)

Total operating costs and expenses	(8,363,785)	(7,161,416)	(6,809,303)	(35,033,566)	(27,685,127)

Operating (loss)/income	(975,227)	309,665	783,556	(4,479,207)	1,312,421

Other income/(expense):
Interest income	24,836	18,631	26,292	118,615	69,577
Interest expenses	(324,542)	(181,641)	(176,018)	(1,349,544)	(715,081)
Foreign exchange gain/(loss), net	27,882	(79,768)	19,029	54,555	(167,857)
Loss from equity method investments	(361,672)	(69,807)	(46,754)	(446,323)	(213,409)
Other (expense)/income, net	(119,918)	(349,455)	(313,054)	89,916	(319,427)

Total other expense, net	(753,414)	(662,040)	(490,505)	(1,532,781)	(1,346,197)

(Loss)/income before income taxes	(1,728,641)	(352,375)	293,051	(6,011,988)	(33,776)

Income tax (expense)/benefit	(36,536)	(42,501)	11,587	(96,545)	(84,000)

Net (loss)/income	(1,765,177)	(394,876)	304,638	(6,108,533)	(117,776)

Less: Net income attributable to noncontrolling interests	10,610	693	379	61,051	18,436

Net (loss)/income attributable to iQIYI, Inc.	(1,775,787)	(395,569)	304,259	(6,169,584)	(136,212)

Accretion of redeemable noncontrolling interests	(8,030)	—	—	(20,336)	—

Net (loss)/income attributable to ordinary shareholders	(1,783,817)	(395,569)	304,259	(6,189,920)	(136,212)

Net (loss)/income per share for Class A and Class B ordinary shares:
Basic	(0.32)	(0.07)	0.05	(1.11)	(0.02)
Diluted	(0.32)	(0.07)	0.05	(1.11)	(0.02)
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(2.24)	(0.46)	0.35	(7.77)	(0.16)
Diluted	(2.24)	(0.46)	0.35	(7.77)	(0.16)
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,595,304,683	6,081,974,163	6,084,021,514	5,570,736,706	5,988,021,425
Diluted	5,595,304,683	6,081,974,163	6,099,971,176	5,570,736,706	5,988,021,425

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	December 31,
	2021	2022
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,997,212	7,097,938
Restricted cash	77,652	13,618
Short-term investments	1,348,255	818,265
Accounts receivable, net	2,747,774	2,402,675
Prepayments and other assets	3,266,523	2,602,927
Amounts due from related parties	155,512	104,154
Licensed copyrights, net	931,189	746,058

Total current assets	11,524,117	13,785,635

Non-current assets:
Fixed assets, net	1,344,784	1,104,721
Long-term investments	3,035,155	2,453,644
Deferred tax assets, net	31,351	—
Licensed copyrights, net	7,258,042	6,840,629
Intangible assets, net	545,305	436,685
Produced content, net	10,951,078	13,001,904
Prepayments and other assets	2,905,690	3,865,133
Operating lease assets	907,297	673,971
Goodwill	3,888,346	3,826,147
Amounts due from related parties	81,000	59,880

Total non-current assets	30,948,048	32,262,714

Total assets	42,472,165	46,048,349

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,896,460	5,993,416
Amounts due to related parties	2,634,089	3,521,646
Customer advances and deferred revenue	3,484,509	4,232,110
Convertible senior notes, current portion	—	8,305,447
Short-term loans	4,117,774	3,347,638
Operating lease liabilities, current portion	171,541	103,517
Accrued expenses and other liabilities	3,172,097	2,626,244

Total current liabilities	22,476,470	28,130,018

Non-current liabilities:
Convertible senior notes	12,652,172	9,568,279
Deferred tax liabilities	3,127	1,832
Amounts due to related parties	780,615	100,941
Operating lease liabilities	625,737	508,571
Other non-current liabilities	260,931	1,395,269

Total non-current liabilities	14,322,582	11,574,892

Total liabilities	36,799,052	39,704,910

Redeemable noncontrolling interests	397,385	—
Shareholders’ equity:
Class A ordinary shares	173	194
Class B ordinary shares	183	193
Additional paid-in capital	49,642,014	50,885,688
Accumulated deficit	(47,163,773)	(46,498,897)
Accumulated other comprehensive income	2,709,002	1,863,454
Noncontrolling interests	88,129	92,807

Total shareholders’ equity	5,275,728	6,343,439

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	42,472,165	46,048,349

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Net cash (used for)/provided by operating activities	(1,095,365)	195,724	853,397	(5,951,847)	(70,569)
Net cash provided by investing activities (1,2)	2,097,104	406,840	578,899	1,262,350	265,980
Net cash (used for)/provided by financing activities	(5,238,940)	(105,876)	2,861,582	(2,959,455)	4,468,863
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(73,767)	60,182	(8,576)	(216,696)	122,418

Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,310,968)	556,870	4,285,302	(7,865,648)	4,786,692

Cash, cash equivalents and restricted cash at the beginning of the period	7,385,832	3,019,384	3,576,254	10,940,512	3,074,864
Cash, cash equivalents and restricted cash at the end of the period	3,074,864	3,576,254	7,861,556	3,074,864	7,861,556

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	2,997,212	3,559,899	7,097,938	2,997,212	7,097,938
Restricted cash	77,652	16,355	13,618	77,652	13,618
Long-term restricted cash	—	—	750,000	—	750,000

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,074,864	3,576,254	7,861,556	3,074,864	7,861,556

Net cash (used for)/provided by operating activities	(1,095,365)	195,724	853,397	(5,951,847)	(70,569)
Less: Capital expenditures (2)	(23,938)	(48,143)	(8,800)	(261,536)	(174,263)

Free cash flow	(1,119,303)	147,581	844,597	(6,213,383)	(244,832)

(1)	Net cash provided by investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended			Year Ended
	Dec 31,	Sep 30,	Dec 31,	Dec 31,	Dec 31,
	2021	2022	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB
Operating (loss)/income	(975,227)	309,665	783,556	(4,479,207)	1,312,421
Add: Share-based compensation expenses	264,458	204,770	188,506	1,219,163	811,441
Add: Amortization and impairment of intangible assets(1)	16,498	9,912	6,619	55,239	49,527
Add: Non-recurring employee severance costs(2)	178,732	—	—	178,732	—

Operating (loss)/income (non-GAAP)	(515,539)	524,347	978,681	(3,026,073)	2,173,389

Net (loss)/income attributable to iQIYI, Inc.	(1,775,787)	(395,569)	304,259	(6,169,584)	(136,212)
Add: Share-based compensation expenses	264,458	204,770	188,506	1,219,163	811,441
Add: Amortization and impairment of intangible assets(1)	16,498	9,912	6,619	55,239	49,527
Add: Non-recurring employee severance costs(2)	178,732	—	—	178,732	—
Add: Disposal loss/(gain)	—	—	62,199	(44,861)	(367,717)
Add: Impairment of long-term investments	138,979	376,339	271,873	169,828	841,489
Add: Fair value loss/(gain) of long-term investments	1,396	(26,652)	8,001	(87,381)	(17,683)
Add: Reconciling items on equity method investments	177,191	16,323	17,621	192,193	104,473
Add: Tax effects on non-GAAP adjustments(3)	(3,318)	2,084	(2,704)	(408)	(1,295)

Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,001,851)	187,207	856,374	(4,487,079)	1,284,023

Diluted net (loss)/income per ADS	(2.24)	(0.46)	0.35	(7.77)	(0.16)
Add: Non-GAAP adjustments to earnings per ADS	0.98	0.67	0.63	2.12	1.65

Diluted net (loss)/income per ADS (non-GAAP)	(1.26)	0.21	0.98	(5.65)	1.49

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents non-recurring employee severance costs in relation to the employee optimization program incurred in 2021.
(3)	This represents tax impact of all non-GAAP adjustments.